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                                                                   EXHIBIT 99.01

                MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP
                 SELECTED PRO FORMA OPERATING CASH FLOW DATA (a)
                           FOR THE YEARS 2001 AND 2000
                      (In Millions of Dollars) (Unaudited)

                                                               2001            2000
                                                               ----            ----
            Revenue

                 Power Purchase Agreement                      $568            $564
                 Steam and Electric Power Agreement              34              31
                 Other Revenue (b)                               51              24
                 Interest on Revenue Account                      5               9
                                                               ----            ----
            Total Revenue                                       658             628
                                                               ----            ----

            Operating Expenses
                 Fuel, transportation, storage                  285             233
                 Operations and maintenance                      40              47
                 Property, other taxes                           27              29
                 Other                                           37              33
                                                               ----            ----

            Total Operating Expenses                            389             342
                                                               ----            ----

            Net Operating Income                               $269            $286
                                                               ====            ====

            Lease Payments                                     $278            $286

            Coverage Ratios

                 Senior Interest                               11.43           7.10
                 Senior Debt Service                           1.41            1.48
                 Total Interest                                3.37            2.91
                 Total Debt Service                            1.09            1.14

(a) The above table presents selected pro forma information on operating cash flows of MCV in a format consistent with that presented in the Feasibility Study to the Prospectus filed as part of MCV's Registration Statement on Form S-1 (File No. 33-3977). This format is used to compute various debt service coverage ratios on an annual basis by aligning annual operating cash flows with the semi-annual rent payments made in July and January of each year. For example, the cash flow presented for 2001 reflects revenues and expenses associated with 2001 activity, as well as the Lease rental payments made on July 23, 2001, and January 23, 2002. In addition to the revenues presented in this table, interest income on reserves totaled $10.2 million in 2001 and $13.4 million in 2000.

(b) Includes use of funds available for payment of spare parts, maintenance and capital expenditures that had been reserved in prior years (included in Other Revenue) and funding of reserves for future spare parts, maintenance and capital expenditures (included in Other Expense).